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                 July 12, 2021

       Vikram Grover
       President and Chief Financial Officer
       FOMO CORP.
       1 E Erie St, Ste 525, Unit #2250
       Chicago, IL 60611

                                                        Re: FOMO CORP.
                                                            Registration
Statement on Form S-1
                                                            Filed June 22, 2021
                                                            File No. 333-257301

       Dear Mr. Grover :

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

             Please contact Michael Davis at 202-551-4385 or Maryse Mills-Apenteng at 202-551-
       3457 with any questions.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Real Estate & Construction
       cc:                                              William Eilers